EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 1, 2006
Fixed charges:
Interest expense	$98
Estimated interest portion of rents	7
Total fixed charges	$105

Income:
Income from continuing operations before income taxes	$213
Fixed charges	105
Adjusted income	$318

Ratio of income to fixed charges	3.03